Exhibit 21
CARBO CERAMICS INC.
SUBSIDIARIES

	JURISDICTION OF	PERCENTAGE
NAME OF ENTITY	ORGANIZATION	OWNED

CARBO Ceramics (UK) Limited	Scotland	100%
CARBO Ceramics Mauritius, Inc.	Mauritius	100%
CARBO Ceramics LLC	Delaware, USA	100%
CARBO Ceramics (China) Company Ltd.	China	100%
CARBO Ceramics Cyprus Ltd.	Cyprus	100%
CARBO Ceramics (Eurasia) LLC	Russia	100%
Pinnacle Technologies, Inc.	California, USA	100%
Pinnacle Technologies, (Delft) Inc.	Netherlands	100%
Pinnacle Technologies, (Canada) Inc.	Canada	100%
Enertech, Ltd.	Canada	49%